Exhibit 99.1

November 20, 2024	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To:	All Canadian Securities Regulatory Authorities
NASDAQ Exchange

Subject: CLEARMIND MEDICINE INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	November 28, 2024
Record Date for Voting (if applicable) :	November 28, 2024
Beneficial Ownership Determination Date :	November 28, 2024
Meeting Date :	January 06, 2025
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON CLASS	185053402	CA1850534027

Sincerely,

Computershare

Agent for CLEARMIND MEDICINE INC.